Exhibit 99.5

4 August 2015

Company Announcements Office

Australian Securities Exchange

Notice under Section 708A(5)(e) Corporations Act

In relation to the ordinary share issuances detailed in the Appendix 3B released today and on 30th July 2015, Prima BioMed Ltd (“the Company”) gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

The company is in ongoing confidential discussions with third parties in relation to business development opportunities for non-core assets and will update the market, if any binding agreement is reached with these third parties.

Yours faithfully
Prima BioMed Ltd

Deanne Miller Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889